June 3, 2011

VIA EDGAR

Duc Dang
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Tel (202) 551-3386

Re:         DigiPath, Inc. (the “Company”)
Amendment N0. 3 to Registration Statement on Form 10-12G
Filed on April 29, 2011
File No. 000-54239
Form 10-Q for the period ended March 31, 2011 Filed on May, 2011
File No.-54239

Dear Mr. Dang:

This letter is in response to the Securities and Exchange Commission’s comment letter dated May 23, 2011, and addresses the Staff’s comments and concerns relating to the Commission’s examination of the Company’s Form 10-12G.   Each of our responses in this letter will be provided in the order of the comments raised by the Staff's May 11, 2011 letter. Courtesy copies of the marked document are also transmitted with this letter for the Staff’s convenience.

General

1.
We note your response to comment 1 of our letter dated April 27, 2011 and re-issue the comment in part Please clarify that despite the prior experience of Mr. Stoppenhagen effecting reverse mergers with private companies, you do not have the same business purpose, if true.

Despite the prior experience of Mr. Stoppenhagen effecting reverse mergers with private companies, Mr. Stoppenhagen and the Company does not have the same business purpose of effecting a reverse merger with this entity. There is no intention to effect a reverse merger.

2.
We note your response to comment 2 on page 5 that you are dependent on a few existing customers. Please revise to identify your significant customers and specify the percentage that each contributes to your total revenues.

We noted your comment, agreed with the comment, and revised the registration statement.  Currently, we are dependent on a few existing customer for all our revenues, the loss of any one of which would have a material adverse effect on our revenues.  However, as we are in the beginning stages of marketing and we do not know if these customers will be significant going forward.  Currently, we deem i-Path Diagnostics as our only significant customer which accounts for 66% of our revenue.

Business of Issuer, page 3

3.
We note your response to comment 6 and re-issue the comment in part. Please revise your disclosure here and your MD&A section to clearly distinguish between services you currently provide and potential services you plan to provide.

We noted your comment, agreed with the comment, and revised the registration statement to state that we currently provide the following services.

We currently provide advisory services for clients involved in the digital pathology.  Specifically we currently provide marketing, product development, sales outreach, operations, and customer support services. Our current clients seek our assistance in rolling out affordable, innovative, and reliable digital pathology solutions.

We plan to provide the following regulatory and financial services to the extent our customers need assistance in these areas.

Plan of Operations, page 4

4.	We note your response to comment 4 and re-issue the comment in part:
a.	Please clarify if the platform and methodology will be available to your competitors. Also, clarify what makes the “6D Focus Methodology” proprietary.

The general steps will be available to our competitors but not the detailed steps of our process and how we perform it is not available to our competitors.  These steps and processes we deem proprietary.

b.	Based on the services you have provided thus far, please revise your disclosure to discuss possible estimated costs, including the basis of such costs for each steps.

 It is dependent on the size, complexity and internal resources of the company. The cost can range from ten thousand dollars to several hundred thousand dollars.

Risk Factors, page 7

5.	We have no revenue and cannot assure that we will have revenue or profits in the future, page 7
Please reconcile this risk factor with your disclosure on page 11 where you state that you “commenced earning revenue in January 2011.

We noted your comment, agreed with the comment, and deleted this risk factor in the registration statement.

Directors Executive Officers, Promoters and Control Persons, page 14

6.	We note your response to comment 8.
a.	Please revise to specifically clarify that the “no or nominal” operational status of the identified companies applied during the duration of Mr. Stoppenhagen’s associations.
We noted your comment, agreed with the comment, and revised the registration statement to included the below detail of Mr. Stoppenhagen’s experience.

•	June 2003 to May 2009 - Moqizone f/k/a Trestle Holdings, Inc. f/k/a Sunland Entertainment f/k/a Harvey Entertainment.
o
Trestle Holdings – Mr. Stoppenhagen was hired in 2003 as VP of Finance. From 2003 to 2006, Trestle Holdings had significant operations.  Mr. Stoppenhagen’s responsibilities included but were not limited to business development, operations, legal, and accounting.   In 2006, the assets and liabilities of Trestle were sold to Clarient and subsequently sold to Zeiss Microscopes.  At such time the Board of Directors of Trestle Holdings asked Mr. Stoppenhagen to remain as an officer to assist with corporate compliance until such time as a merger candidate was found.  His sole compensation was consulting fees. He maintained no equity interest. Upon the reverse merger with Moqizone, Mr. Stoppenhagen resigned.  He received no bonus or equity interest as the result of such transaction. From 2006 to 2009, the company was a blank check company.

•	Sept 2007 to March 2010 - Atheronova, Inc. f/k/a Trist Holdings, Inc. f/k/a Landbank Group, Inc.
o
Trist Holdings – In 2007, due to the downturn in the real estate market it was no longer economical to pursue the current business.  In September 2007, the Board of Directors asked Mr. Stoppenhagen to maintain the public filings after the spinoff of the assets and liabilities.  Mr. Stoppenhagen received only consulting fees.  He had no equity interest in the entity. Upon the reverse merger, Mr. Stoppenhagen resigned.  He received no bonus or equity interest as the result of such transaction.  From 2007 to 2010, the company was a blank check company.

•
Dec 2007 to Present – Myskin, Inc. –Advanced Skin Care business owned by Mr. Stoppenhagen’s former spouse. Consultant to the company providing accounting and finance services. No ownership. The company is not a blank check company

•
Dec 2008 to Present - Smartag International, Inc. f/k/a Art4Love, Inc. Consultant to the company providing accounting and finance services. No ownership. The company was a blank check company from 2008 to present

•
Jan 2009 to Feb 2010 – STW Resources f/k/a Woozyfly, Inc. Blank check from Jan 2009 to Feb 2010 - Consultant to the company providing accounting and finance services. No ownership. Upon the reverse merger, Mr. Stoppenhagen resigned.  He received no bonus or equity interest as the result of such transaction.  From 2009 to 2010, the company was a blank check company.

•	2009 to Present Amasys Corporation Consultant to the company providing accounting and finance services. No ownership. The company is a blank check company.
•	April 2009 Getfugu, Inc. f/k/a Madero, Inc. CFO for approximately 3 weeks. Resigned. No ownership. The company was not a blank check company during Mr. Stoppenhagen’s involvement
•	June 2008 to Present - AuraSource, Inc. f/k/a Mobile Nation Current CFO Approximately 1% owner. The company was a blank check company prior to Mr. Stoppenhagen’s involvement.
•
February 2010 to March 2011 Phototron Holdings f/k/a Catalyst Lighting Group, Inc. Consultant to the company providing accounting and finance services. No ownership. Upon the reverse merger, Mr. Stoppenhagen resigned.  He received no bonus or equity interest as the result of such transaction.  The company was a blank check company until 2011.

•
April 2010 to March 2011 – Mimvi, Inc. f/k/a Fashion Net, Inc. CFO Resigned March 15, 2011.  Ownership 700,000 shares and 1,750,000 options with strike price at $.40.  The company was a blank check company prior to Mr. Stoppenhagen’s involvement.

•	July 2010 to March 2011 Mammatech Corp. Purchased controlling share interest in July 2010 sold interest in March 2011. The company was not a blank check company.
•	October 2010 to Present DigiPath, Inc. – Started the company as a digital pathology consulting company. Not blank check. Mr. Stoppenhagen owns approximately 94% of the company
•	Green Star Alternative Energy Inc. – purchased controlling interest in January 2011. Purpose to clean it up and search for reverse merger. Company is a blank check company.

b.
Also, it remains unclear how you are able to attribute Mr. Stoppenhagen’s digital pathology experience to his association with Trestle and Bioimagene since both had no or nominal operation during his association.  Please revise to clarify.

Regarding Trestle, Trestle had full operations during Mr. Stoppenhagen’s association until the assets were sold to Clarient.  These assets were subsequently sold to Zeiss Miscroscopes.  Clarient was subsequently sold to GE for $500 million. Regarding BioImagene, Bioimagene was a private company and had full operations during Mr. Stoppenhagen’s association.  Mr. Stoppenhagen’s services were for sales advisory services. Bioimagene was a private company and was purchased by Ventana/Roche for approximately $100 million in September of 2010.

Recent Sales of Unregistered Securities, page 18
7.	Please provide the information required by Item 701 of Regulation S-K for the 10,000 restricted shares of your common stock issued for services rendered to an unrelated party.

We noted your comment, agreed with the comment, and revised the registration statement with the information required by Item 701 of Regulation S-K.

Form 10-Q for the Period Ended March 31, 2011

Results of Operations, page 12

8.
Please revise to elaborate on the specifics services provided that lead to the revenues earned and discuss the number of clients that contributed to the disclosed revenues and the arrangements associated with those clients.

We noted your comment, agreed with the comment, and will revise future filings to elaborate on the specifics services provided that lead to the revenues earned and discuss the number of clients that contributed to the disclosed revenues and the arrangements associated with those clients. revenues from advisory services to three clients. Specifically, these services were in assisting our clients with marketing product development, sales, outreach, operations, and customer support services as relates to rolling out affordable, innovative and reliable digital pathology solutions, These revenues consisted of advisory service fees from clients which were paid on a consulting basis.  The We have not noted any significant trends that would have a material impact on revenues.

Exhibits

9.	Please tell us why you have not listed any governing documents or material contracts in your exhibit index.

We noted your comment, agreed with the comment, and will revise future filings to list governing documents or material contracts

Exhibit 31

10.
We note that you omitted the phrase “over financial reporting” in paragraph 4(b) of your certification.  We also note that you refer to the ‘quarterly report” instead of “report” in paragraphs 2 and 3 of your certification.  Please confirm to us in writing that all future certifications will conform to the exact language required by Item 601(b)(31) of Regulation S-K.

I hereby confirm that all future certifications will conform to the exact language required by Item 601(b)(31) of Regulation S-K.

QUESTION.  The governing documents or material contracts were listed with the Form 10.  Do I need to put them here as well. We do not deem these contracts material as there is no on going obligations on our customers part.

Closing

We hope that the foregoing addresses all of the Staff's comments contained in its letter of May 23, 2011.  Once the Staff has no further comments, the Company would like to be in the position to seek effectiveness on its Amended Form 10.

Should you have any questions or further comments please contact us at 949-903-0468.

Sincerely,

DigiPath, Inc.

By: /s/ ERIC STOPPENHAGEN
Eric Stoppenhagen
President

ACKNOWLEDGEMENT

DigiPath, Inc., (the “Company”), hereby acknowledges the following:

1.        Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

2.        The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.        The Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Dated:  June 3, 2011

DigiPath, Inc.

By: /s/ Eric Stoppenhagen
Eric Stoppenhagen, President